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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Telacu/Barreto Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 E. Olympic Blvd. Ste. 306
(No. and Street)

Los Angeles, CA 90022-5147
(City) (State) (Zip Code)

RECD S.E.C.
MAR 28 2002
555

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maribel Pulido 323-721-1655
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vargas Lopez + Co, LLP
(Name — *if individual, state last, first, middle name*)

959 East Walnut St., Ste. 250, Pasadena, CA 91106
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UK 4/4/02

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELACU/BARRETO FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Information with Independent Auditor's Report

For the Year Ended December 31, 2001

Vargas, Lopez and Company, LLP

959 East Walnut Street ■ Suite 250 ■ Pasadena ■ California 91106 ■ Phone: 626-583-1115 ■ Fax: 626-577-8439 ■ www.vargaslopez.com

TELACU/BARRETO FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Vargas, Lopez and Company, LLP

Independent Auditor's Report

Board of Directors
TELACU/Barreto Financial Services, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of TELACU/Barreto Financial Services, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of TELACU/Barreto Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TELACU/Barreto Financial Services, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vargas, Lopez and Company, LLP

Vargas, Lopez and Company, LLP
March 27, 2002

959 East Walnut Street ■ Suite 250 ■ Pasadena ■ California 91106

Phone: 626-583-1115 ■ Fax: 626-577-8439 ■ www.vargaslopez.com

TELACU/BARRETO FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	8,014
Cash and securities segregated under federal and other regulations (Note 3)		19
Account receivable from shareholders		3,622
Furniture, equipment, less accumulated depreciation of $5,732		2,592
Total Assets	$	14,247

Liabilities and Stockholders' Equity

Accounts payable and accrued liabilities	$	4,466
Stockholders' equity:		
Common stock, $0.01par value; 1,000,000 authorized shares, 25,000 shares issued		250
Paid in capital		6,000
Retained earnings		3,531
Total Liabilities and Stockholders' Equity	$	14,247

The accompanying notes are an integral part of these financial statements.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Statement of Income
for the Year Ended December 31, 2000

Revenues:		
Commission	$	44,896
Interest		275
Other		1,567
		46,739
Expenses:		
Commissions		32,788
Regulatory fees and expenses		3,553
Communications and data processing		3,023
Occupancy		5,616
Write-down of tax benefit (note 6)		5,398
Other		8,904
		59,281
Net Income (Loss)	$	(12,542)

The accompanying notes are an integral part of these financial statements.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Statement of Cash Flows
for the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss		$ (12,542)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 5,616	
Decrease in accounts receivable from the shareholder	(3,494)	
Decrease in operating assets	15	
Decrease in operating liabilities	2,293	
Total adjustments		4,429
Net cash provided (used) by operating activities		(8,113)
Decrease in cash		(8,113)
Cash at beginning of year		10,729
Cash at end of year		$ 2,616

The accompanying notes are an integral part of these financial statements.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2001	25,000	$ 250	$ 6,000	$ 16,073	$ 22,323
Net loss				(12,542)	(12,542)
Balance at December 31, 2001	25,000	$ 250	$ 6,000	$ 3,531	$ 9,781

The accompanying notes are an integral part of these financial statements.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Notes to the Financial Statements
December 31, 2001

1. Organization and Nature of Business

TELACU/Barreto Financial Services, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California Corporation established to provide sales of retirement plans, individual investments and individual life insurance products.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory services.

Limited Business

The Company is a broker dealer that does not directly or indirectly hold funds or securities for customers and does not carry accounts of or for customers and is therefore exempt under Security and Exchange Commission Rule 15c3-3.

Income Taxes

The Company follows FASB Statement Number 109 in accounting for income taxes. The asset and liability method is used to account for deferred income taxes.

Depreciation

Depreciation is computed on a straight-line basis using estimated useful life of five years. Corporate formation fees are amortized over the period of five years.

Statement of Cash Flows

For the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Notes to the Financial Statements-(continued)
December 31, 2001

3. Cash and Securities Segregated Under Federal and other Regulations

Cash of $34 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which requires that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, the Company had net capital of $13,432, which was $8,431 in excess of its minimum dollar requirement of $5,000. The Company's net capital ratio exceeded these requirements.

5. Shareholder Provided Services

A shareholder (TELACU Industries) is providing administrative services to the Company consisting of administrative staff and office space. The Company has no liability for the repayment of these services. During the year ended December 31, 2001, the fair market value of the contribution was $28,169.

6. Deferred tax asset

The Company has a net operating loss carryforward from the previous years. The composition of the deferred tax asset as of December 31, 2001 follows:

Non-current:	
Deferred tax asset	$8,389
Less: Valuation allowance	(8,389)
Total deferred tax asset	$ 0

Vargas, Lopez and Company, LLP

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5
for a Broker Dealer Claiming and Exemption
From SEC Rule 15c3-3

Board of Directors
TELACU/Barreto Financial Services, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of TELACU/Barreto Financial Services, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 71a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recording of differences required by rule 17a-3.

3. Complying with the requirements of prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding

959 East Walnut Street ■ Suite 250 ■ Pasadena ■ California 91106

Phone: 626-583-1115 ■ Fax: 626-577-8439 ■ www.vargaslopez.com

paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vaughn, Lopez and Company, LLP

Los Angeles, California
March 27, 2002

Vargas, Lopez and Company, LLP

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
TELACU/Barreto Financial Services, Inc.
Los Angeles, California

We have audited the accompanying financial statements of TELACU/Barreto Financial Services, Inc. as of December 31, 2001 and for the year then ended, and have issued our report thereon dated March 27, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vargas, Lopez and Company, LLP

Los Angeles, California
March 27, 2002

959 East Walnut Street ■ Suite 250 ■ Pasadena ■ California 91106

Phone: 626-583-1115 ■ Fax: 626-577-8439 ■ www.vargaslopez.com

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

TELACU/BARRETO FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

Net Capital		
Total stockholders' equity		$ 9,781
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment	$ 2,592	
Other assets	-	2,592
Net capital before haircuts		7,189
Haircuts on securities	-	-
Net capital		$ 7,189
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Other accounts payable and accrued expenses		$ 4,466
Total aggregate indebtedness		$ 4,466
Computation of basic net capital requirement		
Minimum dollar requirement:		
Company		$ 5,000
Total		$ 5,000
Excess net capital at 1,500 percent		$ 2,189
Excess net capital at 1,000 percent		$ 7,189
Ratio: Aggregate indebtedness to net capital		.15 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 8,014
Audit adjustments		(825)
Net capital per above		$ 7,189

NASD REGULATION
An NASD Company

March 12, 2002

Via Facsimile # (312) 629-2622

RECD S.E.C.
MAR 28 2002
070

Gary Yerks
Telacu Barreto Financial Services, Inc.
1 North Franklin Street, Ste 750
Chicago, Illinois 60606

Re: Annual Audit Extension Request

Dear Mr. Yerks:

This is in response to your letter dated February 26, 2002, requesting an extension of time for filing your annual audit report.

I understand the pertinent facts to be as follows:

On January 18, 2002, RVN Acquisitions, Inc. ("RVN"), Inc. purchased Telacu Barreto Financial Services, Inc. from former owners. At that time, RVN assumed that the former owners had engaged and completed the 2001 audit of Telacu Barreto Financial Services, Inc. Recently RVN noted that the audit was not conducted and you need additional time to complete the audit.

Based on our assertion of the foregoing facts and pursuant to SEC Rule 17a-5 (a)(5), Telacu Barreto Financial Services, Inc. hereby is granted an additional thirty calendar days in which to file an annual report of financial condition for the fiscal year ending December 31, 2001. This report is due on or before March 31, 2002.

If you have any further questions, please contact Janusz Jach at (213) 613-2697.

Sincerely,

Allissa Johnson
Supervisor
(213) 613-2606

cc: Sherry Lawrence, Regulatory Systems